EXHIBIT 21.1
Subsidiaries of the Registrant
The following is a list of subsidiaries of Five Star Bancorp, the names under which subsidiaries do business, and the jurisdiction in which each was organized. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Five Star Bancorp
Name                            Jurisdiction of Organization
Five Star Bank                        California